EXHIBIT 99.1

Form 51-102F3

Material Change Report

PART 1 CONTENT OF MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Canadian Satellite Radio Holdings Inc.
590 King Street West, Suite 300
Toronto, Ontario M5V 1M3

Item 2 Date of Material Change

September 12, 2007

Item 3 News Release

A press release was issued on September 12, 2007 and was disseminated via CNW Group and SEDAR.

Item 4 Summary of Material Change

Canadian Satellite Radio Holdings Inc. (the “Company”) announced a private placement of C$20 million aggregate principal amount of 8% convertible unsecured subordinated debentures (the “Debentures”) due September 12, 2014 (the “Offering”). Each $1000 principal amount of Debenture is convertible before September 12, 2014 into 188.919 Class A subordinate voting shares (each a “Share” and collectively “Shares”), at a conversion price of $5.92 per Share.  Interest payments may also be received in the form of Shares at the option of the Debenture holders. The Offering will be used for working capital and general corporate purposes. The terms of the Offering are set out in the trust indenture between the Company and CIBC Mellon Trust Company dated September 12, 2007 (the “Trust Indenture”), a copy of which is available on SEDAR.

Item 5 Full Description of Material Change

The Debentures will bear interest at a rate of 8.0 per cent per annum payable semiannually in arrears on December 31 and June 30, with the initial interest payment due on December 31, 2007. Each debentureholder shall have the option to receive such interest either in the form of cash or Shares.  At any time prior to September 12, 2014, the Debentures will be convertible at a conversion price of $5.92 at the holders’ option into Shares of the Company which is equal to a conversion ratio of 168.919 Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances.

A group of investors including XM Satellite Radio Holdings Inc. (“XM Holdings”), CSR’s chairman and chief executive officer, John Bitove, and related associates thereof, directly or indirectly acquired, in the aggregate, C$10 million of the Debentures. In view of the related party nature of the offering and the potential conflicts of interest of Mr. Bitove and XM Holdings, Mr. Bitove and those directors of the Company who have a material interest in XM Holdings did not attend the directors meeting where the terms of the offering were discussed and abstained from voting on the offering.  The independent directors of the Company reviewed and approved the terms of the offering unanimously.

It is anticipated that there will be no material change in the percentage of securities of the Company beneficially owned by XM Holdings or John Bitove as a result of the offering.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No significant facts have been omitted from this report.

Item 8 Executive Officer

Michael Washinushi
Chief Financial Officer
(416) 408-6040

Item 9 Date of Report

Dated at Toronto, Ontario this 17th day of September, 2007.